Exhibit 99.1

ReneSola Ltd Announces Fourth Quarter and Full Year 2014 Results

JIASHAN, China, March 4, 2015 -- ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Financial and Operating Highlights

•	Total solar module shipments were 488.4 megawatts (“MW”), exceeding previous guidance and representing an increase of 5.7% from Q3 2014. Total solar wafer and module shipments in Q4 2014 were 744.3 MW, representing an increase of 12.1% from 663.9 MW in Q3 2014, and a decrease of 5.1% from 784.1 MW in Q4 2013.

•	Net revenues were US$387.0 million, representing an increase of 3.9% from US$372.5 million in Q3 2014, and a decrease of 11.8% from US$438.8 million in Q4 2013.

•	Gross profit was US$51.2 million with a gross margin of 13.2%, compared to gross profit of US$57.1 million with a gross margin of 15.3% in Q3 2014, and gross profit of US$49.7 million with a gross margin of 11.3% in Q4 2013.

•	Operating loss was US$2.2 million with an operating margin of negative 0.6%, compared to an operating income of US$8.5 million with an operating margin of 2.3% in Q3 2014, and an operating income of US$8.8 million with an operating margin of 2% in Q4 2013.

•	Net loss attributable to holders of ordinary shares was US$8.1 million, representing basic and diluted loss per share of US$0.04 and basic and diluted loss per American depositary share (“ADS”) of US$0.08.

•	Cash and cash equivalents plus restricted cash totaled $221.7 million as of the end of Q4 2014, compared to US$196.7 million as of the end of Q3 2014, and US$348.9 million as of the end of Q4 2013.

•	Net cash inflow from operating activities was US$48.8 million compared to net cash outflow from operating activities of US$10.7 million in Q3 2014, and net cash outflow from operating activities of US$29.5 million in Q4 2013.

Full Year 2014 Financial and Operating Highlights

•	Total solar module shipments were 1,970.3 MW, representing an increase of 14.0% from 1,728.8 MW for full year 2013. Total solar wafer and module shipments were 2,816.4 MW, representing a decrease of 10.5% from 3,146.5 MW for full year 2013.

•	Net revenues were US$1,561.5 million, an increase of 2.8% from US$1,519.6 million in 2013.

•	Gross profit was US$209.3 million with a gross margin of 13.4%, compared to a gross profit of US$113.1 million with a gross margin of 7.4% in 2013.

•	Operating income was US$8.2 million with an operating margin of 0.5%, compared to an operating loss of US$222.1 million with an operating margin of negative 14.6% in 2013.

•	Net loss attributable to holders of ordinary shares was US$33.6 million, representing basic and diluted loss per share of US$0.17 and basic and diluted loss per ADS of US$0.33.

•	Net cash outflow from operating activities was US$114.8 million, compared to net cash inflow from operating activities of US$118.6 million in 2013.

“In the fourth quarter of 2014, we exceeded our fourth quarter guidance for shipments and met our gross margin guidance despite continued challenges from the macro economy, including foreign exchange volatility. We also continued to implement our strategy of shifting the focus of our business to retail-oriented and commercial customers with bundled services and downstream projects,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Due to the flexible nature of our global manufacturing network, we were able to rebalance our geographic mix by reducing our exposure in euro-denominated markets and shifting towards dollar-based and other non-euro markets during the fourth quarter. Our customer base has increased to 2,546 as we provided more renewable energy products and services to smaller-sized customers, representing a client pool that we expect to yield additional cross-selling opportunities for our products and services.”

Mr. Daniel K. Lee, ReneSola’s chief financial officer, said, “In line with our prudent approach to business expansion, we continue to improve our financial metrics including enhancing our cash position and reducing our long-term liabilities. During the fourth quarter, we reduced our long-term debt and convertible notes by $13.2 million and $17.0 million, respectively. Also, our operating cash flow was positive during the fourth quarter. We will strive to further improve our financial position as we expand and diversify our business worldwide.”

Fourth Quarter 2014 Results

Solar Wafer and Module Shipments

	4Q14	3Q14	4Q13	Q-o-Q%	Y-o-Y%
Module Shipments (MW)	488.4	462.2	505.3	5.7%	-3.3%
Wafer Shipments (MW)	255.9	201.7	278.9	26.9%	-8.2%
Total Solar Wafer and Module Shipments (MW)	744.3	663.9	784.2	12.1%	-5.1%

In Q4 2014, the Company exceeded its targets for module shipments and met its target for gross margin. The sequential increase in module shipments was mainly due to the Company’s expansion into new international markets, such as India. The year-over-year decrease in wafer shipments reflects the Company’s strategy of shifting away from lower-margined wafer business and towards the higher margined module business.

Net Revenues and Gross Profit

	4Q14	3Q14	4Q13	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$387.0	$372.5	$438.8	3.9%	-11.8%
Gross Profit (US$mln)*	$51.2	$57.1	$49.7	-10.3%	3.0%
Gross Margin*	13.2%	15.3%	11.3%	-	-

*	Adjusted according to the Company’ss current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the gross profit for Q4 2013 was $47.4 million and the gross margin was 10.8%.

Net revenues increased quarter over quarter in line with the increase in module shipments. The sequential decrease in the Company’s gross margin was a result of a lower average selling price (ASP) of module, mainly due to appreciation of the US dollar especially against the euro, partially offset by a decrease in cost.

Operating Income (Loss)

	4Q14	3Q14	4Q13	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)*	$53.4	$48.6	$40.9	9.9%	30.6%
Operating Income (Loss) (US$mln)*	($2.2)	$8.5	$8.8	-	-
Operating Margin*	-0.6%	2.3%	2.0%	-	-

*	Adjusted according to the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the operating expense for Q4 2013 was $38.6 million, the operating income was $8.8 million and the operating margin was 2.0%.

During Q4, the Company’s SG&A expense showed a slight sequential decrease due to improved cost control. The sequential increase in operating expenses was primarily due to an increase in administrative items gains during Q3 of 2014.

Foreign Exchange Gain (Loss)

In Q4 2014, the Company had a foreign exchange loss of US$13.5 million and recognized a US$4.4 million gain on derivatives. The foreign exchange loss was primarily due to the depreciation of the euro and yen against the U.S. dollar.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in the fair value of warrant derivative liabilities of US$4.7 million in Q4 2014 primarily due to the decrease in the Company’s stock price.

Other Gains (Loss)

During the fourth quarter of 2014, the Company recognized a gain of $7.0 million from the repurchase of convertible notes and an investment income of $4.9 million from the sale of a 37MW distributed generation project in China.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	4Q14	3Q14	4Q13
Net Income (Loss) (US$mln)	($8.1)	($11.7)	$1.4
Diluted Earnings (Loss) per Share	($0.04)	($0.06)	$0.01
Diluted Earnings (Loss) per ADS	($0.08)	($0.12)	$0.01

Liquidity and Capital Resources

Net cash inflow from operating activities was US$48.8 million in Q4 2014, compared to net cash outflow of US$10.7 million in Q3 2014.

Net cash and cash equivalents plus restricted cash totaled US$221.7 million as of December 31, 2014, compared to US$196.7 million as of September 30, 2014.

Total debt was US$698.1 million as of December 31, 2014, compared to US$748.8 million as of September 30, 2014, excluding US$94.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$654.7 million at December 31, 2014, compared to US$692.2 million at September 30, 2014.

In Q4 2014, the Company repurchased a portion of its convertible notes. The Company might continue to repurchase its convertible bonds from time to time, subject to market conditions and other strategic considerations.

Full Year 2014 Results

Solar Wafer and Module Shipments

	FY14	FY13	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	2,816.4	3,146.5	-10.5%
Module Shipments (MW)	1,970.3	1,728.8	14.0%
Wafer Shipments (MW)	846.1	1,417.7	-40.3%

Module shipments increased in 2014 mainly due to the Company’s expansion efforts in international markets. Wafer shipments declined in 2014 mainly due to a strategic shift towards the Company’s higher-margin module business.

Net Revenues and Gross Profit (Loss)

	FY14	FY13	Y-o-Y%
Net Revenues (US$mln)	$1,561.5	$1,519.6	2.8%
Gross Profit (Loss) (US$mln)*	$209.3	$113.1	85.0%
Gross Margin	13.4%	7.4%	-

*	Adjusted according to the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the gross profit for full year 2013 was $103.3 million and the gross margin was 6.8%.

The year-over year increase in net revenues was in line with the increase in module shipments and reduced shipments in the Company’s wafer business. Gross margin increased to 13.4% in 2014 from 7.4% in 2013 mainly due to a higher module ASP and lower module cost, as well as a shift from the lower-margin wafer business to the higher-margin module business.

Operating Loss

	FY14	FY13	Y-o-Y%
Operating Expenses (US$mln)*	$201.1	$334.6	-39.9%
Operating Income (Loss) (US$mln)*	$8.2	($221.4)	-
Operating Margin*	0.5%	(14.6%)	-

*	Adjusted according to the Company’s current accounting classification for warranty expense, which is recognized as a selling expense rather than as a cost of goods sold, as was done prior to Q1 2014. Before the adjustment, the operating expense for 2013 was $324.7 million, the operating loss was $221.4 million and the operating margin was negative 14.6%.

The 39.9% year-over-year decline in operating expenses was mainly due to a long-lived asset impairment incurred in 2013 related to Sichuan polysilicon phase I plant.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in the fair value of warrant derivative liabilities of US$7.5 million in 2014.

Net Loss Attributable to Holders of Ordinary Shares

	FY14	FY13
Net Loss (US$mln)	($33.6)	($258.9)
Diluted Loss per Share	($0.17)	($1.42)
Diluted Loss per ADS	($0.33)	($2.84)

Liquidity and Capital Resources

Net cash outflow from operating activities was US$114.8 million in 2014, compared to net cash inflow of US$118.6 million in 2013.

Net cash and cash equivalents plus restricted cash totaled US$221.7 million as of the end of 2014, compared to US$348.9 million as of the end of 2013.

As of the end of 2014, total debt was US$698.1 million, compared to US$742.6 million as of the end of 2013, excluding US$94.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. As of the end of 2014, short-term borrowings were US$654.7 million, compared to US$673.1 million as of the end of 2013.

Polysilicon Update

The Company’s total output of polysilicon for full year 2014 was 5,825 metric tons, with an output of 1,884 metric tons in Q4 2014. The Company’s polysilicon factory is currently running at full capacity and is expected to be profitable and generate positive cash flow in 2015.

Project Business Update

In Q4 2014, the Company completed the sale of 37MW in distributed generation projects in mainland China. The Company currently has a total of approximately 38.5MW in existing projects, including 25MW in utility-scale projects in Eastern Europe, and 13.5MW in the United Kingdom. All existing projects have been completed and connected to their respective grid.

The Company also has a total of approximately 57MW utilities scale projects under construction in the United Kingdom, and expected to be connected to grid before end of Q1. The Company expects to sell all UK projects in the coming months.

Business Highlights

Geographic Breakdown of Module Shipments

	2014 Q1	2014 Q2	2014 Q3	2014 Q4	FY 2014
U.S.	13.6%	11.2%	8.0%	13.9%	11.8%
Europe	39.2%	31.4%	46.8%	30.5%	36.9%
Japan	22.5%	23.3%	24.7%	26.8%	24.3%
China	11.4%	15.3%	11.8%	7.7%	11.6%
Other	13.3%	18.8%	8.7%	21.1%	15.4%

The significant increase in module shipments to the U.S. market and the decrease in Europe was a result of the comparatively strong U.S. solar market and the weakening euro against the U.S. dollar during Q4 of 2014. The increases in “other” markets were the result of the Company’s overall international expansion, especially into emerging markets.

Research and Development

During Q4 2014, ReneSola continued to invest in the development of new technologies and to increase the efficiency of its current range of solar products.

Wafers and Modules

The Company successfully upgraded the processing technology of its A+++ wafer. While maintaining the same average efficiency of 17.8%, the wafer’s processing cost was reduced by 4%.

The Company’s 275W (60-Cell) and 330W (72-Cell) polycrystalline module has been completed and will enter mass production soon. The average power output of the Company’s module products has been further improved: the lower-limit module product was upgraded to 255W (60-Cell) and 305W (72-Cell).

The certification process is underway for the Company’s double-glass module with 1500V maximum system voltage, which is expected to enter production soon.

Inverter

The Company’s new 300W micro inverter is now in trial production and undergoing onsite project testing. Related certifications have been obtained in several key markets in North America and Europe. The first batch of related products is expected to enter the market soon.

The Company continues to obtain applicable certification for its string inverters across several international markets: TLE series with VDE4105, VDE V 0126, AS4777, and G83 certifications are now eligible for sale in Germany, the United Kingdom, and Australia. TLA series with MEA and PEA credentials are available in Thailand. TLB U.S. series now feature AFCI functions.

The Company’s innovative 5KW hybrid inverter has now received applicable certification and is in trial production.

LED

The Company recently launched its range of LED bulb products with plastic-coated aluminum material. The material compared to traditional aluminum heat dissipation bodies is more cost competitive with outstanding insulation performance.

The Company’s LED lighting tubes include rotatable end cap designs for 1/2 aluminum and 1/2 plastic tubes, 1/3 aluminum and 2/3 plastic tube, full plastic tubes, and glass tubes, all of which are now available worldwide.

The Company continues to obtain certifications across different continents for its LED products, including LED bulbs and spotlights. The Company’s first batch of LED lighting products was shipped to customers in January 2015, with additional shipments scheduled to start from March 2015.

For European and North American markets, the Company launched its LED High Bay featuring high brightness SMD chips. CB certification was obtained in late February 2015 for such product and the product will be available for order soon.

Recent Business Developments

•	In February 2015, the Company announced that its PV testing laboratory in Jiangsu, China has achieved Witness Testing Data Program certification from Underwriters Laboratories (UL), a globally renowned and independent safety science company.

•	In December 2014, ReneSola announced the expansion of its North American operations into Canada and Mexico. The Company opened new offices and warehouse facilities in Mexico City, Mexico and Mississauga, Ontario in Canada.

•	In September 2014, the Company announced its Residential Financing Program to serve the fast-growing U.S. residential solar and LED markets. The new financing program will equip the Company’s network of installers with loan products to help them reach a wider customer base and secure more business.

•	In September 2014, ReneSola announced a new partnership with Swiss inverter manufacturer, Sputnik Engineering AG, to distribute SolarMax solar inverters in Australia. The partnership is an extension of ReneSola’s distribution agreement with local distributors in North America. Australia will be the second country in the world where ReneSola will sell SolarMax’s inverters directly to the Company’s customers.

•	In September 2014, the Company announced that it would provide 10 MW of solar modules to Juwi India Renewable Energies Pvt. Ltd., a Bangalore-based engineering, procurement and construction firm that specializes in solar and wind energy plants. The modules will power a utility-scale project in Rajasthan to be developed by Atha Group, an India-based conglomerate with operations in mining, steel manufacturing, power, and renewable energy.

•	In September 2014, ReneSola announced that it would develop a 13MW solar project in Dorset, England.

Outlook

For Q1 2015, the Company expects its net revenue to be in the range of US$360 million to US$380 million, and gross margin to be in the range of 14% to 16%.

For full year 2015, the Company expects its net revenue to be in the range of US$1.5 billion to US$1.6 billion.

For year 2015, the Company does not have any plans for internal capacity expansion.

Conference Call Information

ReneSola’s management will host an earnings conference call on Wednesday, March 4, 2015 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

U.S. / International:	+1-866-590-5622
Hong Kong:	+852-3018-6771

Please dial in 10 minutes before the call is scheduled to begin and ask the operator to connect you to the “ReneSola Call”.

A replay of the conference call may be accessed by phone at the following number until April 3, 2015:

International:	+1-646-254-3697
Passcode:	82368358

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of green energy products. Leveraging its global presence and expansive OEM and sales network, Renesola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: +86-21-62809180-105

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Ogilvy Financial

Tel: +1-616-551-9714

Email: sol@ogilvy.com

RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2014	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	99,848	40,115	86,773
Restricted cash	121,862	156,620	262,127
Accounts receivable, net of allowances for doubtful accounts	125,743	212,251	236,576
Inventories	357,361	405,696	359,577
Advances to suppliers-current	27,494	18,984	14,210
Amounts due from related parties	452	1,111	408
Value added tax recoverable	30,514	23,170	30,113
Prepaid income tax	1,247	5,245	2,667
Prepaid expenses and other current assets	44,252	33,886	50,031
Project assets	37,040	34,336	34,173
Deferred convertible notes issue costs-current	661	784	784
Derivative assets	1,688	1,226	1,503
Assets held-for-sale	-	-	122,638
Deferred tax assets-current, net	11,368	1,687	5,218
Total current assets	859,531	935,111	1,206,798

Property, plant and equipment, net	750,298	788,629	863,093
Prepaid land use right	39,574	40,313	44,996
Deferred tax assets-non-current, net	13,694	18,463	13,659
Deferred convertible notes issue costs-non-current	138	353	941
Advances for purchases of property, plant and equipment	1,756	2,579	2,214
Advances to suppliers-non-current	-	5,627	5,627
Other long-lived assets	9,249	4,601	2,423
Total assets	1,674,239	1,795,676	2,139,751

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	654,675	692,184	673,096
Accounts payable	461,499	513,932	656,243
Advances from customers-current	84,412	42,549	99,499
Amounts due to related parties	7,570	4,463	9,210
Other current liabilities	126,623	136,570	159,377
Income tax payable	123	262	5,306
Derivative liabilities	-	265	1,463
Warrant liability	1,890	6,563	9,345
Liability held-for-sale	-	-	99,434
Total current liabilities	1,336,792	1,396,788	1,712,973

Convertible notes payable-non-current	94,599	111,616	111,616
Long-term borrowings	43,452	56,655	69,489
Advances from customers-non-current	936	3,226	8,154
Warranty	31,778	28,842	20,612
Deferred subsidies and other	25,347	51,449	46,733
Other long-term liabilities	946	494	1,157
Total liabilities	1,533,851	1,649,070	1,970,734

Shareholders’ equity
Common shares	476,766	476,766	475,816
Additional paid-in capital	7,512	7,035	5,950
Accumulated losses	(430,202)	-422,147	(396,572)
Accumulated other comprehensive income	86,312	84,952	83,614
Total equity attribute to ReneSola Ltd	140,388	146,606	168,808
Noncontrolling interest	-	-	209
Total shareholders’ equity	140,388	146,606	169,017

Total liabilities and shareholders’ equity	1,674,239	1,795,676	2,139,751

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013

Net revenues	386,968	372,457	438,837	1,561,497	1,519,635
Cost of revenues	(335,733)	(315,332)	(389,144)	(1,352,214)	(1,406,531)
Gross profit (loss)	51,235	57,125	49,693	209,283	113,104
GP%	13.2%	15.3%	11.3%	13.4%	7.4%

Operating (expenses) income:
Sales and marketing	(23,338)	(24,740)	(19,251)	(93,067)	(75,595)
General and administrative	(16,051)	(17,511)	(13,332)	(67,294)	(55,632)
Research and development	(13,571)	(13,307)	(11,265)	(52,575)	(46,452)
Other operating income, net	(440)	6,952	2,960	11,870	45,886
Impairment of long-lived assets and advances for purchases of property, plant and equipment			-	-	(202,757)
Total operating expenses	(53,400)	(48,606)	(40,888)	(201,066)	(334,550)

Income (loss) from operations	(2,165)	8,519	8,805	8,218	(221,446)

Non-operating (expenses) income:
Interest income	1,172	1,337	2,735	5,010	8,443
Interest expense	(12,273)	(12,215)	(13,105)	(49,016)	(52,109)
Foreign exchange gain (loss)	(13,501)	(13,696)	1,187	(27,009)	(368)
Gain (loss) on derivatives, net	4,359	2,217	(741)	6,058	634
Investment gain on disposal of subsidiaries	4,895	743	-	8,253
Gains on repurchase of convertible bonds	7,048			7,048
Fair value change of warrant liability	4,672	735	5,852	7,455	3,203

Income (loss) before income tax, noncontrolling interests	(5,793)	(12,360)	4,733	(33,984)	(261,643)

Income tax (expense) benefit	(2,262)	615	(3,321)	350	2,723
Net income (loss)	(8,055)	(11,745)	1,412	(33,634)	(258,920)

Less: Net income (loss) attributed to noncontrolling interests	-	-	10	(4)	(4)
Net income (loss) attributed to holders of ordinary shares	(8,055)	(11,745)	1,402	(33,630)	(258,916)

Earnings per share
Basic	(0.04)	(0.06)	0.01	(0.17)	(1.42)
Diluted	(0.04)	(0.06)	0.01	(0.17)	(1.42)

Earnings per ADS
Basic	(0.08)	(0.12)	0.01	(0.33)	(2.84)
Diluted	(0.08)	(0.12)	0.01	(0.33)	(2.84)

Weighted average number of shares used in computing earnings per share
Basic	203,777,464.0	203,675,441	203,341,160	203,550,049	182,167,908
Diluted	203,777,464.0	203,675,441	206,374,834	203,550,049	182,167,908

	Three Months ended			Twelve Months Ended
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Net income (loss)	(8,055)	(11,745)	1,412	(33,634)	(258,920)
Other comprehensive income (loss)
Foreign exchange translation adjustment	1,360	692	(2,734)	2,698	8,779
Other comprehensive income (loss)	1,360	692	(2,734)	2,698	8,779

Comprehensive income (loss)	(6,695)	(11,053)	(1,322)	(30,936)	(250,141)
Less: comprehensive loss attributable to non-controlling interest	-	-	10	(4)	(4)
Comprehensive income (loss) attributable to Renesola	(6,695)	(11,053)	(1,332)	(30,932)	(250,137)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	For the year ended December 31,
	2014	2013

Cash flow from operating activities:
Net loss	(33,634)	(258,920)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	(2,122)	740
Depreciation and amortization	90,224	112,894
Amortization of deferred convertible bond issuances costs and premium	774	784
Allowance of doubtful receivables and advance to suppliers	7,404	3,658
Loss (gain) on derivatives	6,058	(634)
Fair value change of warrant liability	(7,455)	(3,203)
Gain from advances from customers	-	(34,707)
Share-based compensation	1,680	1,627
Loss on disposal of long-lived assets	1,486	632
Gain on disposal of land use right	(64)	(4,694)
Impairment of goodwill	-	-
Impairment of Intangible assets	-	-
Impairment of long-lived assets	-	202,757
Reversal of firm purchase commitment	-	-
Impairment of fixed assets
Gain on disposal of subsidiaries	(8,835)
Gain on CB purchase	(7,048)

Changes in assets and liabilities:
Accounts receivables	45,609	(25,362)
Inventories	(16,672)	(97,019)
Project assets	(33,856)	(25,101)
Advances to suppliers	(8,238)	10,146
Amounts due from related parties	(1,508)	477
Value added tax recoverable	(2,371)	(7,842)
Prepaid expenses and other current assets	40,319	9,726
Prepaid land use rights	-	-
Proceeds from disposal of land use right	513	8,207
Accounts payable	(174,894)	156,692
Advances from customers	(15,231)	67,651
Income tax payable	(3,795)	2,870
Other current liabilities	9,224	3,879
Other long-term liabilities	(2,874)	(8,690)
Other long-term assets	(159)	-
Accrued warranty cost	8,044	9,842
Deferred taxes assets	(7,383)	(3,832)
Provision for litigation		(4,017)
Net cash provided by (used in) operating activities	(110,804)	118,561

Cash flow from investing activities:
Purchases of property, plant and equipment	(51,813)	(90,140)
Advances for purchases of property, plant and equipment	(2,699)	(36,098)
Cash received from government subsidy	12,218	16,819
Proceeds from disposal of property, plant and equipment	93	442
Changes in restricted cash	134,584	(80,916)
Net cash received (paid) on settlement of derivatives	(7,718)	291
Proceeds from disposal of subsidiaries	18,680
Net cash provided by (used in) investing activities	103,345	(189,602)

Cash flow from financing activities:
Proceeds from bank borrowings	1,063,769	1,452,032
Proceeds from issuance of common shares	4000	70,050
Repayment of bank borrowings	(1,045,904)	(1,450,352)
Proceeds from exercise of stock options	993	478
Share issuance costs	-	(4,552)
Repurchase from noncontrolling interests	-	(36)
Paid for CB repurchase	(9,810)	-
Issue cost refund	-	-
Net cash provided by (used in) financing activities	9,048	67,620

Effect of exchange rate changes	11,486	(3,089)

Net increase (decrease) in cash and cash equivalents	13,075	(6,510)
Cash and cash equivalents, beginning of year	86,773	93,283
Cash and cash equivalents, end of year	99,848	86,773